

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2021

Geoffrey McFarlane
Chief Executive Officer
Winc, Inc.
1745 Berkeley St, Studio 1
Santa Monica, CA 90404

> **Re: Winc, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed August 27, 2021**
> **File No. 000-56336**

Dear Mr. McFarlane:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Registration Statement on Form 10-12G Filed August 27, 2021

Exhibit 99.1 Information Statement
Risk Factors
Summary of Risks Associated with Our Business, page 1

1.   In your summary of risks, please revise to disclose that your officers, directors, and certain principal shareholders will be able to exert significant influence over the management and affairs of the company and most matters requiring stockholder approval.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Impact of COVID-19, page 53

2.   Please revise your disclosure here, and elsewhere as appropriate, to quantify the negative impact the COVID-19 pandemic has had on your wholesale sales for the periods presented

in your registration statement. For guidance, please refer to CF Disclosure Guidance: Topics No. 9 and 9A.

3. Please balance your disclosure by addressing the impact of COVID-19 on your growth, if applicable. In this regard, we note your disclosure elsewhere in this filing that you have "experienced a significant increase in DTC demand due to changes to consumer behaviors resulting from the various stay-at-home and restaurant restriction orders . . . in response to the COVID-19 pandemic."

4. We note your disclosure that you "have not seen the DTC consumers acquired during the various stay-at-home orders behave in a materially different manner than those consumers acquired prior to the COVID-19 pandemic, indicative of a more permanent shift in consumer behavior." To provide context for this disclosure, please disclose, if known, the manner in which the DTC consumers acquired during the various stay-at-home orders have behaved as compared to those consumers acquired prior to the pandemic, disclose data that otherwise supports your disclosure, or revise to say this is management's belief.

Key Factors Affecting Our Performance and Growth, page 53

5. We note that the increase in DTC net revenues from 2019 to 2020 was a significant factor contributing to your increase in net revenues for the same period. We also note that the increase in wholesale net revenues for the six months ended June 30, 2021 was a significant factor contributing to your increase in net revenues for the same period. Please explain whether a 85.1% year-over-year increase in DTC net revenues and a 90% period-over-period increase in wholesale net revenues is in line with your historical rate of revenue growth from prior periods, or whether such an increase is limited to these periods. Please disclose whether you believe these increases are trends that you expect to continue in future periods. Please also indicate whether you expect that your DTC net revenues and wholesale net revenues will remain at the current level if COVID-19 restrictions are lifted.

Results of Operations
Comparison of the Six Months Ended June 30, 2021 and 2020, page 59

6. Please revise your results of operations discussion to quantify the COVID-19 pandemic's impact on your revenues and any COVID-related costs incurred during the six months ended June 30, 2021. In this regard, your current disclosure on page 53 that you believe your wholesale net revenues growth rate was impaired from 2019 to 2020 due to the pandemic and wholesale net revenues will be a source of growth for you "as quarantine restrictions are lifted," suggests that the 90% increase in wholesale net revenues for the aforementioned period is due, at least in part, to the impact of COVID. To the extent applicable, please also make conforming changes to the disclosure in your "Impact of COVID-19" section on page 53.

Wholesale Cost of Revenues, page 59

7.   You state that the increase in wholesale cost of revenues was entirely attributable to the increase in wholesale net revenues for the period. The wholesale net revenue increase of 90%, period to period, does not appear correlated to the wholesale cost of revenue increase of 59.3%. Please revise to discuss the comparative changes in the wholesale cost of revenue as a percentage of wholesale net revenue, or explain the percentage increase variance. Please also revise your comparison of the years ended December 31, 2020 and 2019, accordingly.

Business
Growth Strategies, page 74

8.   You acknowledge the risk elsewhere that your ability to grow your DTC segment may be hindered by the continued effects of the COVID-19 pandemic "[i]f remote work conditions end, more public venues reopen and consumers spend less time at home." Revise to acknowledge as much where you discuss your intent to grow your DTC segment.

Principal Stockholders, page 104

9.   Please revise your disclosure in footnote (4) to your beneficial ownership table to identify each individual member on the committee of Sake Ventures, LLC and Rice Wine Ventures, LLC, which you state are responsible for the "[v]oting and disposition decisions" at Cool Japan Fund Inc. In the alternative, tell us why you believe that such individuals are not deemed to be the beneficial owner of the shares. Refer to Item 403 of Regulation S-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Suying Li at 202-551-3335 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Lamparski at 202-551-4695 or Jacqueline Kaufman at 202-551-3797 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Trade & Services

cc: Drew Capurro